Exhibit 99.1

CannTrust Launches We Care National Social Responsibility Platform

To Spark Social Change In Key Focus Areas

We care about people, communities, Canada. We care about our world.

– CannTrust We Care Philosophy

VAUGHAN, ON, June 6, 2019 – Today, CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST, NYSE: CTST) announced the national launch of its social responsibility platform: We Care. The platform focuses the Company’s efforts in four key areas: Lifting People out of Poverty; Health and Wellness; Safe Consumption; and Sustainability.

As announced at the Lift & Co. Cannabis Business Conference, CannTrust will partner with charities and non-profit organizations to incite meaningful, positive social change nationally and in Niagara, Ontario, home of its flagship Perpetual Harvest Greenhouse facility. Initial partnerships will include the Canadian Alliance to End Homelessness, Niagara-based community garden organization, Project SHARE, and Hospice Niagara, with additional announcements to follow.

“Operating our business with the environment and positive social impact in mind is incredibly important to all of us at CannTrust. We are very proud that We Care will continue to expand the socially responsible approach that is the foundation of our company,” says Peter Aceto, Chief Executive Officer of CannTrust. “We Care recognizes and extends the work, dedication and commitment to giving back that CannTrust employees already live every day.”

What We Care About

To help inform the focus areas of We Care, CannTrust conducted extensive research* with employees, stakeholders and Canadians in general to better understand the issues that matter most to them. Our research showed:

•	The top three areas of concern for both Canadians and CannTrust employees are: Homelessness, Poverty Alleviation, and Environmental Sustainability;
•	94 percent of Canadians believe that cannabis companies should support safe cannabis consumption;
•	Over 90 percent of those surveyed say cannabis companies should support medical research; and
•	86 percent of Canadians believe cannabis companies should support more than one cause.

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Blending National and Local Support

As part of the launch, CannTrust announced the first set of We Care partnerships:

•	Canadian Alliance to End Homelessness (CAEH) – The CAEH is leading a national movement to eradicate homelessness in Canada. Under the CannTrust We Care “Lifting People out of Poverty” pillar, the Company is donating $50,000 to support the non-profit organization’s flagship “Built for Zero” campaign. This initiative is working with 38 communities across the country to end chronic homelessness through a data-driven and housing-first approach.
•	Project SHARE – Based in Niagara Falls, this organization provides emergency food to more than 126 families per day who are living below the poverty line. Project SHARE operates three Community & Allotment Gardens that grow 4,000 pounds of organic produce for local food banks, ensuring families have access to nutritious food. As experts in cultivation, CannTrust will donate knowledge, volunteer hours and $25,000 to support the Project SHARE 2019 community garden season. This will provide all materials and much needed funding for the charitable gardens this year.
•	Hospice Niagara – A non-profit organization that helps people and families live well from diagnosis through to end-of-life care and bereavement. They provide compassionate, comforting and supportive hospice palliative care for people in the Niagara region. Hospice Niagara’s programs and services are offered at no cost to clients. As part of its dedication to Health and Wellness, CannTrust We Care will invest $25,000 annually for three years for a music therapy program that will help people during one of the most difficult times in their life.

More to Come

We Care is designed as a dynamic platform and CannTrust will announce additional programs and partnerships in the coming weeks, months and years. Some upcoming initiatives include:

•	Good Conversations: A resource developed with third-party experts that will offer educational information to help parents, primary caregivers and educators have effective conversations to prevent underage cannabis consumption and foster knowledge-based conversations about cannabis.
•	Sustainable Innovation Grant: A competition and grant to encourage the next generation of sustainable cultivation technology and practices. CannTrust already has in-depth knowledge of sustainability and has taken significant strides to implement sustainable practices at its Pelham facility.

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Growing from Employee Compassion

We Care began as a guiding philosophy within the award-winning CannTrust Customer Care team as they continuously put patients first. It has become the mantra that every CannTrust employee lives and breathes, and these two powerful words are now the driving force behind the company’s social responsibility platform. As part of its mandate, We Care will also incorporate employee-led projects and volunteerism headed up by the company’s long-standing, internal “Charity Budz Committee”.

Watch for updates on the company’s charitable endeavours @CannTrust on Twitter or visit the platform’s website at CannTrust.com/WeCare.

Quotes

“We know that poverty and homelessness are growing concerns among Canadians, and we are thrilled that CannTrust is showcasing its leadership by becoming the first cannabis company to join our movement to end homelessness. Ending chronic homelessness is possible: we’ve seen it happen. But we can’t do it alone. That’s why partnerships like this are so critical to making a real difference across the country.”

Tim Richter, President and CEO, The Canadian Alliance to End Homelessness

“Project SHARE’s community garden project is simple but effective – people growing healthy organic produce for their families and their fellow neighbours in three separate but beautiful locations. Thanks to CannTrust’s donation of funding and expertise, we will be able to build new raised beds for people who require accessible gardens, expand our urban farm areas, allowing us to feed even more hungry people than last year. We look forward to seeing this program truly blossom this season.”

Diane Corkum, Executive Director, Project Share

“We’ve been wanting to implement a Music Therapy program for a number of years, and now CannTrust We Care is helping to make our dreams a reality. Familiar music is a powerful comfort. We are so pleased our clients will now be able to enjoy the therapeutic benefits of this program.”

Carol Nagy, Executive Director, Hospice Niagara

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About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 70,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s plans to consummate the offering and intended use of proceeds therefrom. There can be no assurance that the Company will be able to complete the offering on the anticipated terms, or at all. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements regarding the proposed offering and the terms of the offering, the use of proceeds from the offering, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

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The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information: or to arrange an interview, please contact:

Media Relations: Sybil Eastman, Tel: 1-888-677-1477, media@canntrust.ca;

Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca

* From October 17th to October 18th 2018 an online survey of 1,525 randomly selected Canadian adults who are Maru Voice Canada panelists was executed by Maru/Blue. For comparison purposes, a probability sample of this size has an estimated margin of error (which measures sampling variability) of +/- 2.5%, 19 times out of 20.